Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-281155

American National Group Inc.

12,000,000 Depositary Shares
Each Representing a 1/1,000th Interest in a Share of
7.375% Fixed-Rate Non-Cumulative Preferred Stock, Series D

Pricing Term Sheet

January 7, 2025

The information in this pricing term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement, dated January 7, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus, dated August 30, 2024 (Registration Statement File No. 333-281155). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	American National Group Inc. (the “Issuer”)

Expected Ratings (S&P / Fitch)*:	BB+ / BB+ (Stable / Stable)

Security Description:	Depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of 7.375% Fixed-Rate Non-Cumulative Preferred Stock, Series D (the “Series D Preferred Stock”)

Size:	$300,000,000; 12,000,000 Depositary Shares

Over-allotment Option:	No over-allotment option applies to this offering

Liquidation Preference:	$25,000 liquidation preference per share (equivalent to $25.00 per Depositary Share)

Legal Format:	SEC-registered

Issue Price:	$25.00 per Depositary Share

Underwriting Discount (retail):	$0.7875 per Depositary Share

Underwriting Discount (institutional):	$0.500 per Depositary Share

Gross Proceeds:	$300,000,000

Optional Redemption:

The Issuer may, at its option, redeem the Series D Preferred Stock (i) in whole or in part, from time to time, on or after January 15, 2030 (the “First Call Date”), at a redemption price equal to $25,000 per share of Series D Preferred Stock (equivalent to $25.00 per Depositary Share), plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date; (ii) in whole, but not in part, at any time prior to the First Call Date, within 90 days after the occurrence of a “rating agency event,” at a redemption price equal to $25,500 per share of Series D Preferred Stock (102% of the stated amount of $25,000 per share) (equivalent to $25.50 per Depositary Share), plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date; or (iii) in whole, but not in part, at any time prior to the First Call Date, within 90 days after the occurrence of a “regulatory capital event,” at a redemption price equal to $25,000 per share of Series D Preferred Stock (equivalent to $25.00 per Depositary Share), plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date.

Trade Date:	January 7, 2025

Settlement Date**:	January 10, 2025 (T+3)

Term:	Perpetual

Dividend Rate:	When, as and if declared by the Issuer’s board of directors (or a duly authorized committee of the board), out of funds legally available for the payment of dividends, accrued on the stated amount of $25,000 per share of Series D Preferred Stock (equivalent to $25.00 per Depositary Share), from the date of original issue at a fixed rate per annum of 7.375%.

Dividend Payment Dates:	The 15th day of January, April, July and October of each year, commencing on April 15, 2025, subject to adjustment for business days as provided below. If any dividend payment date is not a business day (as defined below), then the dividend with respect to such dividend payment date will be paid on the next succeeding business day, without interest or other payment in respect of such delayed payment. “Business day” means any day other than (i) a Saturday or Sunday or a legal holiday or (ii) a day on which banking institutions in the Borough of Manhattan, The City of New York, are authorized or obligated by law, executive order or regulation to close.

Use of Proceeds:	The net proceeds from this offering, together with cash on hand, will be used to redeem in full the Issuer’s Series A Preferred Stock and the related depositary shares in accordance with the terms thereof.

CUSIP for the Depositary Shares:	025676 859

ISIN for the Depositary Shares:	US0256768591

Expected Listing:	Application will be made to list the Depositary Shares on the NYSE under the symbol “ANG PRD”. If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Depositary Shares.

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers***:

BMO Capital Markets Corp.
HSBC Securities (USA) Inc.

Barclays Capital Inc.
Brookfield Securities LLC
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

**Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares earlier than the first business day before January 10, 2025 will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

***Brookfield Securities LLC, an underwriter in this offering, is an affiliate of Brookfield Corporation and has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with the applicable requirements of Rule 5121. Pursuant to Rule 5121(a)(1)(A), the appointment of a qualified independent underwriter is not necessary in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that does have a conflict of interest and meet the applicable requirements of Rule 5121. Underwriters subject to Rule 5121 will not confirm sales of the Depositary Shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the documents may be obtained by contacting the underwriters of the offering by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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